Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENT

(Unaudited)

Twelve Months Ended March 31, 2007
(millions)

Operating Revenue	$16,243

Operating Expenses	12,851

Income from operations	3,392

Other income	182

Interest and related charges	1,032

Income before income tax expense	2,542

Income tax expense	1,026

Minority interest	11

Income from continuing operations	1,505

Loss from discontinued operations (net of income tax benefit of $100)	(206)

Net Income	$1,299

Earnings Per Common Share - Basic
Income from continuing operations	$4.30
Loss from discontinued operations	(0.59)

Net income	$3.71

Earnings Per Common Share - Diluted
Income from continuing operations	$4.27
Loss from discontinued operations	(0.58)

Net income	$3.69